Exhibit 21.1

Corsair Gaming, Inc. Subsidiaries of the Registrant
Subsidiary (as of December 31, 2021)	State or Jurisdiction of Incorporation or Organization
Corsair Memory, Inc.	Delaware, United States
RoCo Group, Inc.	Delaware, United States
Origin PC, LLC	Florida, United States
Scuf Gaming International, LLC	Georgia, United States
Corsair Canada Limited	Canada
Corsair (Shenzhen) Trading Company Ltd.	China
Corsair Gaming S.A.S	France
Corsair GmbH	Germany
Corsair Holdings (Hong Kong) Limited	Hong Kong
Corsair (Hong Kong) Ltd	Hong Kong
Corsair Holdings (Lux) S.a.r.l.	Luxemburg
Corsair Acquisition (Lux) S.a.r.l	Luxemburg
Corsair Memory B.V.	Netherlands
Corsair Engineering d.o.o.	Slovenia
Corsair Singapore Pte. Ltd.	Singapore
Corsair Memory Co., Ltd	Taiwan
Corsair Components Co., Ltd	Taiwan
Corsair Components Limited	United Kingdom
Ironmonger Initiatives Limited	United Kingdom
Ironburg Inventions Limited	United Kingdom
Scuf Gaming Europe Limited	United Kingdom
Corsair Design System Company Limited	Vietnam